                                                                      Exhibit 12

Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)


                                                                      ----------------------------------------------------------
                                                                                           Year Ended May 31,
                                                                        2002         2001        2000        1999         1998
                                                                      --------     --------    --------    --------     --------

(Loss) income before income tax benefit (expense),
    minority interest, extraordinary item & cumulative
    effect of change in accounting principle                          $(90,539)    $361,167    $ 22,169    $(52,189)    $(45,382)

    Plus (minus) adjustment so as to include only distributed
    income of less than 50% owned equity investments                      (521)       8,390       3,279        (544)      (2,960)

    Add: Fixed Charges                                                 161,277      167,004     157,100     106,396       70,940
    Less: Capitalized interest                                          (2,193)          --          --          --           --
    Less: Preferred stock dividends                                         --           --          --     (11,395)     (23,488)
                                                                      --------     --------    --------    --------     --------

Earnings, as defined                                                  $ 68,024     $536,561    $182,548    $ 42,268     $   (890)
                                                                      ========     ========    ========    ========     ========

Fixed charges:

    Interest expense, including amortization of debt
      issuance costs                                                   151,374      161,418     153,171      92,102       45,155
    Interest portion of rent expense                                     7,710        5,586       3,929       2,899        2,297
    Capitalized interest                                                 2,193           --          --          --           --
    Preferred stock dividends                                               --           --          --      11,395       23,488
                                                                      --------     --------    --------    --------     --------
Fixed charges, as defined                                             $161,277     $167,004    $157,100    $106,396     $ 70,940
                                                                      ========     ========    ========    ========     ========

Ratio of earnings to fixed charges                                         ---(1)      3.21        1.16         ---(1)       ---(1)
                                                                      ========     ========    ========    ========     ========

Amount by which earnings exceed (are less than) fixed charges         $(93,253)    $369,557    $ 25,448    $(64,128)    $(71,830)
                                                                      ========     ========    ========    ========     ========



(1) The ratio of earnings to fixed charges was less than one-to-one and, therefore, earnings were inadequate to cover fixed charges.